As filed with the Securities and Exchange Commission on May 14, 2026

Registration No. 333-270699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT No. 4
to
FORM S-3 on FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITED STATES 12 MONTH OIL FUND, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6770	26-0431897
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

United States Commodity Funds LLC 1850 Mt. Diablo Boulevard, Suite 640 Walnut Creek, California 94596 510.522.9600	Daphne G. Frydman 1850 Mt. Diablo Boulevard, Suite 640 Walnut Creek, California 94596 510.522.9600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Raymond A. Ramirez, Esq.

Eric D. Simanek, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W., Suite 700

Washington, DC 20001-3980

202.383.0100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

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If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-270699

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the 1934 Act:

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

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EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-270699) of United States 12 Month Oil Fund, LP (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part II of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the units pursuant to the prospectus contained in this registration statement.

Amount
Amount SEC registration fee (actual)	$0
NYSE Arca Listing Fee (actual)	$0
FINRA filing fees (actual)	N/A
Blue Sky expenses	N/A
Auditor’s fees and expenses (estimate)	$1
Legal fees and expenses (estimate)	$20,000
Printing expenses (estimate)	$1
Total	$1

[1]	Because an indeterminable amount of securities is covered by this registration statement, the total expenses in connection with the issuance and distribution of the securities are, therefore, not currently determinable.

Item 14. Indemnification of Directors and Officers

Neither USCF nor any employee or other agent of United States 12 Month Oil Fund, LP (“USL”) nor any officer, director, stockholder, partner, employee or agent of USCF (a “Protected Person”) shall be liable to any partner or USL for any mistake of judgment or for any action or inaction taken, nor for any losses due to any mistake of judgment or to any action or inaction or to the negligence, dishonesty or bad faith of any officer, employee, broker or other agent of USL or any officer, director, stockholder, partner, employee or agent of such General Partner, provided that such officer, director, stockholder, employee, broker or agent of the partner or officer, employee, partner or agent of such General Partner was selected, engaged or retained by such General Partner with reasonable care, except with respect to any matter as to which such General Partner shall have been finally adjudicated in any action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Protected Person’s actions was in the best interests of USL and except that no Protected person shall be relieved of any liability to which such Protected Person would otherwise be subject by reason of willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of the Protected Person’s office. A General Partner and its officers, directors, employees or partners may consult with counsel and accountants (except for USL’s independent auditors) in respect of USL affairs and be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel or accountants (except for the Partnership’s independent auditors), provided that they shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, this provision hereof shall not be construed so as to relieve (or attempt to relieve) a General Partner (or any employee or other agent thereof or any partner, employee or agent of such General Partner) of any liability to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate these provisions hereof to the fullest extent permitted by law.

USL shall, to the fullest extent permitted by law, but only out of USL assets, indemnify and hold harmless a general partner and each officer, director, stockholder, partner, employee or agent thereof (including persons who serve at USL’s request as directors, officers or trustees of another organization in which USL has an interest as a Shareholder, creditor or otherwise) and their respective Legal Representatives and successors (hereinafter referred to as a “Covered Person” against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceedings, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of an alleged act or omission as a general partner or director or officer thereof, or by reason of its being or having been such a general partner, director or officer, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding not to have acted in good faith in the reasonable believe that such Covered Person’s action was in the best interest of USL, and except that no Covered Person shall be indemnified against any liability to USL or limited partners to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person, may be paid from time to time by USL in advance of the final disposition of any such action, suit or proceeding on the condition that the amounts so paid shall be repaid to USL if it is ultimately determined that the indemnification of such expenses is not authorized hereunder.

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As to any matter disposed of by a compromise payment by any such Covered Person, pursuant to a consent decree or otherwise, no such indemnification either for said payment or for any other expenses shall be provided unless such compromise shall be approved as in the best interests of USL, after notice that it involved such indemnification by any disinterested person or persons to whom the questions may be referred by United States Commodity Funds LLC (“USCF”), the general partner, provided that there has been obtained an opinion in writing of independent legal counsel to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of USL and that such indemnification would not protect such persons against any liability to USL or its limited partners to which such person would otherwise by subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office. Approval by any disinterested person or persons shall not prevent the recovery from persons as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of USL or to have been liable to USL or its limited partners by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. An “interested Covered Person” is one against whom the action, suit or other proceeding on the same or similar grounds is then or has been pending and a “disinterested person” is a person against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in this provision shall affect any rights to indemnification to which personnel of a general partner, other than directors and officers, and other persons may be entitled by contract or otherwise under law, nor the power of USL to purchase and maintain liability insurance on behalf of any such person.

Nothing in this provision shall be construed to subject any Covered Person to any liability to which he is not already liable under this Agreement or applicable law.

Each limited partner agrees that it will not hold any Affiliate or any officer, director, stockholder, partner, employee or agent of any Affiliate of USCF liable for any actions of USCF or any obligations arising under or in connection with this Agreement or the transactions contemplated hereby.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

3.1(1)	Certificate of Limited Partnership of the Registrant.

3.2(2)	Third Amended and Restated Agreement of Limited Partnership.

3.4(2)	Sixth Amended and Restated Limited Liability Company Agreement of USCF.

5.1(15)	Opinion of Eversheds Sutherland (US) LLP relating to the legality of the shares.

8.1(15)	Opinion of Eversheds Sutherland (US) LLP with respect to federal income tax consequences.

10.1(10)	Form of Authorized Purchaser Agreement.

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10.2(3)	Marketing Agent Agreement.

10.3(3)	Amendment Agreement to Marketing Agent Agreement.

10.4(9)	Amendment No. 2 to Marketing Agent Agreement.

10.5(2)	Third Amendment to the Marketing Agent Agreement.

10.6(2)	Fourth Amendment Agreement to the Marketing Agent Agreement.

10.7(5)	Amendment to the License Agreement.

10.8(7)	Third Amendment to the License Agreement.

10.9(6)	Custodian Agreement.

10.10(6)	Transfer Agency Agreement.

10.11(4)	Form of Customer Agreement with Macquarie Futures USA LLC.

10.12(11)	Form of Futures and Cleared Derivatives Transactions Customer Account Agreement with RBC Capital Markets LLC.

10.13(12)	Form of Commodity Futures Customer Agreement with RCG Division of Marex Spectron.

10.14(13)	Form of Customer Agreement with E D & F Man Capital Markets Inc.

10.15(14)	Form of Customer Agreement with ADM Investor Services, Inc.

10.16(6)	Form of Fund Administration and Accounting Agreement with Administrative Agency Agreement.

16.1(17)	Letter from Spicer Jeffries LLP addressed to the Securities and Exchange Commission, dated November 16, 2023.

23.1(15)	Consent of Eversheds Sutherland (US) LLP (incorporated by reference to exhibit numbers 5.1 and 8.1 hereto).

23.2*	Consent of independent registered public accounting firm.

107(16)	Filing Fee Exhibit.

*	Filed herewith.

(1)	Incorporated by reference to Registrant’s Registration Statement on Form S-1 (File No. 333-144348), filed on July 5, 2007.

(2)	Incorporated by reference to Registrant’s Annual Report on Form 10-K for the Year ended December 31, 2012, filed on March 13, 2013.

(3)	Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 16, 2009.

(4)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on December 7, 2020.

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(5)	Incorporated by reference to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 26, 2008.

(6)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on March 30, 2020.

(7)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 24, 2011.

(8)	Incorporated by reference to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 11, 2016.

(9)	Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2012, filed on August 9, 2012.

(10)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form S-1 (File No. 333-195437), filed on March 31, 2016.

(11)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on October 10, 2013.

(12)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on May 29, 2020.

(13)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on June 15, 2020.

(14)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on August 8, 2023.

(15)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on Form S-3 (File No. 333-270699), filed on April 24, 2023.

(16)	Incorporated by reference to Registrant’s Registration Statement on Form S-3 (File No. 333-270699), filed on March 20, 2023.

(17)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on November 16, 2023.

(18)	Incorporated by reference to Post-Effective Amendment No.2 to the Registrant’s Registration Statement filed on Form S-3 (File No. 333-270699), filed on April 10, 2024.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S–1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Post-Effective Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walnut Creek, State of California, on May 14, 2026.

United States 12 Month Oil Fund, LP

By	United States Commodity Funds LLC as General Partner

By	/s/ John P. Love
John P. Love President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the registration statement has been signed by the following persons in the capacities and on the dates indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date

/s/ John P. Love	President and Chief Executive Officer	May 14, 2026
John P. Love	(Principal Executive Officer) and Management Director

/s/ Stuart P. Crumbaugh	Chief Financial Officer	May 14, 2026
Stuart P. Crumbaugh	(Principal Financial and Accounting Officer) and Management Director

*	Management Director	May 14, 2026
Kathryn D. Rooney

*	Management Director	May 14, 2026
Robert L. Nguyen

*	Independent Director	May 14, 2026
Peter M. Robinson

*	Independent Director	May 14, 2026
Gordon L. Ellis

*	Independent Director	May 14, 2026
Malcolm R. Fobes III

*By:	/s/ John P. Love
John P. Love
(pursuant to a power of attorney signed by each individual on March 20, 2023)

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